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SE 15046934 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADINGSCREEN BROKERAGE SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

215 Park Avenue, South
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert 212-485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPA's
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, Paul Ebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADINGSCREEN BROKERAGE SERVICES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHA STARK
ID # 2448887
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires August 11, 2019

Signature

Financial Operations Principal

Title

Notary Public

MICHA STARK MY COMMISSION EXPIRES AUG 11 2019 NOTARY PUBLIC STATE OF NEW JERSEY ID #2448887

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2014

"Public"

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Index

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212-398-0267
www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
TradingScreen Brokerage Services, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of TradingScreen Brokerage Services, LLC (the "Company") as of December 31, 2014. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradingScreen Brokerage Services, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital, computation for determination of reserve requirements and information relating to the possession or control requirements (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of TradingScreen Brokerage Services, LLC's financial statement. The supplemental information is the responsibility of TradingScreen Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 25, 2015

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2014

ASSETS

Current assets:	
Cash	$ 147,933
Prepaid expenses and other current assets	5,525
Receivables from broker	52,906
	$ 206,364

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Due to parent (Note 4)	$ 67,701
Accounts payable	3,098
Total current liabilities	70,799
Member's capital	135,565
	$ 206,364

See accompanying notes.

Note 1 - Nature of Business

TradingScreen Brokerage Services, LLC (a limited liability company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TradingScreen, Inc. (the "Parent").

Because the Company is a limited liability company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable is comprised of monthly transaction fees, that are recognized as revenue in the month that they are earned, and when the amount is fixed, collection of resulting receivable is reasonably assured and persuasive evidence of the arrangement exists.

Income Taxes

A limited liability company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows the provisions of the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") 740, "Income Taxes", related to the accounting for uncertainty in income taxes. As of December 31, 2014, the Company has no unrecognized tax benefits. The Company is subject to the examination for New York City Unincorporated Business Tax for 2010 and thereafter.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains its cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. To date, the company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms and monitoring procedures.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as rent, administrative expense and audit fees, are allocated to the Company. The Company owes its Parent $67,701 at December 31, 2014, which is unsecured, non-interest bearing and due on demand.

Note 5 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $130,040 which exceeded the minimum requirement of $5,000 by $125,040. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through issuance and has determined that there are no significant subsequent events to report.

SUPPLEMENTARY INFORMATION

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

<u>Net Capital</u>		
Total member's capital	$	135,565
Less non-allowable assets:		
Prepaid and other current assets		5,525
Net capital	$	130,040
<u>Aggregate indebtedness:</u>		
Items included in the statement of financial condition:		
Due to parent	$	67,701
Accounts payable		3,098
Total aggregate indebtedness	$	70,799
<u>Computation of basic net capital requirement:</u>		
Minimum net capital required	$	5,000
Excess net capital	$	125,040
Net capital less 10% of aggregate indebtedness	$	122,960
Ratio: Aggregate indebtedness to net capital		0.54 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 201

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of section (k)(2)(i) of the rule.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of section (k)(2)(i) of the rule.